Chestnut Street Exchange Fund

301 Bellevue Parkway

Wilmington. Delaware 19809

June 28, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Larry L. Greene

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Chestnut Street Exchange Fund. - Registration No. 811-2631

  (the “Registrant”)

Dear Mr. Greene:

This letter is in response to your comments provided via telephone on June 10, 2013 regarding Amendment No. 36 to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) on April 26, 2013.

1.

Comment: Please review the disclosure in Item 9 regarding the Registrant’s ability to write exchange-traded covered call options on portfolio securities in light of the SEC’s July 30, 2010 letter to the Investment Company Institute regarding the SEC staff’s expectation regarding prospectus derivative-related disclosures.

Response: The Adviser has informed the Registrant that it does not presently intend to write options on portfolio securities and does not consider it as a principal investment strategy. Therefore, the Registrant will move the Item 9 disclosure concerning its ability to write exchange-trade covered call options to Item 16 in the next Amendment to the Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Comment: To the extent appropriate, address the impact of recent financial and credit market turmoil on Registrant’s investment strategy and/or risks under Item 9.

Response: The Adviser has informed the Registrant that it does not believe that any additional disclosure is required.

3.

Comment: In Item 6, the last sentence states that a redemption request must be accompanied by stock powers if certificates have not been issued. Please add disclosure explaining what stock powers are and how an investor may obtain them.

Response: The Registrant will add the requested disclosure in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

4.

Comment: In Item 9(c), the second sentence states: “There is a possibility that the Fund will not achieve its investment objectives.” Please revise that sentence to read: “The Fund may not achieve its investment objectives.”

Response: The Registrant will make the requested change in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

5.

Comment: Item 11(c) addresses redemption of Fund shares. The last sentence of the second paragraph in Item 11(c) states that, in connection with redemptions in-kind: “When received by the shareholder, the value of the securities from the portfolio may be greater or lesser than the value used in pricing the redemption.” Please add that the value of securities redeemed in-kind will be subject to market risk until sold and that the owner may incur brokerage fees and other expenses upon the sale of those securities.

Response: The Registrant will add the requested disclosure in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

6.

Comment: Item 11(c)(5) states that it is not the policy of the Fund to concentrate its investments in any particular industry, but it may invest “up to 25% of the value of its assets” in any one industry. The Registrant acknowledges in the last paragraph of Item 11 that in connection with the above-referenced policy, the SEC considers concentration to mean 25% or more in any one industry. Please further clarify that the fundamental industry concentration policy recited in Item 11(c)(5) of “up to 25%” means up to, but not including, 25%.

Response: The Registrant will add the requested disclosure in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

7.

Comment: Please review the disclosure pursuant to Item 17(b)(10) of Form N-1A which requires that for each director, to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Response: The Registrant’s believes that the current disclosure in Item 17(b)(10) adequately addresses the requirements of Item 17(b)(10) of Form N-1A.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (215) 988-2699 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

EXHIBIT

Chestnut Street Exchange Fund

301 Bellevue Parkway

Wilmington. Delaware 19809

June 28, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Larry L. Greene

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Chestnut Street Exchange Fund. - Registration No. 811-2631

  (the “Registrant”)

Dear Mr. Greene:

In connection with Post-Effective Amendment No. 36 to the Fund’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on April 26, 2013 (the “Registration Statement”), the Fund hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (215) 988-2699 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara